Exhibit 99.1

iHuman Inc. Announces Second Quarter 2026 Unaudited Financial Results

BEIJING, China, Sep. 29, 2026 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered knowledge and personal growth products, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights1

•	Revenues were RMB173.4 million (US$25.6 million), compared with RMB210.9 million in the same period last year.

•	Gross profit was RMB111.2 million (US$16.4 million), compared with RMB140.6 million in the same period last year.

•	Operating loss was RMB20.8 million (US$3.1 million), compared with operating income of RMB18.3 million in the same period last year.

•	Net loss was RMB17.5 million (US$2.6 million), compared with net income of RMB30.7 million in the same period last year.

•	Average total MAUs[2] for the second quarter were 20.72 million, compared with 23.97 million in the same period last year.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “In the second quarter of 2026, amid a persistently challenging operating environment, we maintained a clear strategic focus and advanced the priorities that we believe will drive iHuman’s long-term growth. By strengthening our product ecosystem and extending our global reach, we are reinforcing the foundations of our business and building momentum for our next phase of development.

Domestically, we continued to strengthen our English literacy ecosystem through our original English-learning IP, Liamiao (俩喵). Since its launch, Liamiao has gained strong market traction, with its official account on Xiaohongshu surpassing 300,000 followers. Featuring two lively cat sisters with distinct personalities, Liamiao brings English learning to life through animated videos, trendy cultural elements, and engaging story scenarios, weaving English expressions naturally into character-driven interactions for a more vivid and relatable learning experience. Building on its growing popularity, we also added a comprehensive Liamiao English module to the iHuman English app, integrating original IP content into our core learning product to further enrich our content offering and deepen user engagement. The success of Liamiao demonstrates our ability to develop and operate original IP, opening new opportunities for long-term content innovation and ecosystem growth.

Internationally, we continued to expand with Aha World at the center of our efforts, introducing leading global IP to enrich its content ecosystem and deepen user engagement. Most recently, we collaborated with Universal Products & Experiences, which is part of Universal Destinations & Experiences, a division of NBCUniversal, to bring the internationally renowned DreamWorks Animation’s Gabby’s Dollhouse franchise to Aha World through a dedicated new module. The imaginative universe of Gabby’s Dollhouse and its emphasis on exploration, creativity, and open-ended play make it a natural fit for the Aha World experience. In this new module, fans can move beyond watching stories about Gabby and her friends to step into their world, interacting with familiar characters and creating and decorating spaces of their own. By extending familiar on-screen content into a more immersive, open-ended, and creative digital experience, the module further strengthens Aha World’s appeal to families worldwide.

1 Financial information for the second quarter of 2025 presented herein has been retrospectively adjusted to include the historical results of the All Knowledge acquired by the Company in June 2026, which was accounted for as a business combination under common control. In June 2026, the Company also acquired certain assets related to Perfect Lingo that was accounted for as an asset acquisition under common control, for which no financial statement restatement was required.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation. Average total MAUs for the second quarter of 2025 presented herein have been retrospectively adjusted to include the historical MAUs of All Knowledge.

At the same time, our international products continued to gain recognition in key markets. Building on its previous award win, Reading Stars was named a Consumer Apps Honoree in the Education, Culture & Learning category at the 30th Annual Webby Awards, often referred to as the “Oscars of the Internet.” This latest accolade once again reflects the high quality of the product’s content and innovative design, and further strengthens its international profile.

Looking ahead, we will stay focused on strengthening our product ecosystem, broadening our business opportunities, and expanding our presence in global markets. These efforts will put us on a stronger footing for long-term growth as we build a differentiated personal growth platform that delivers lasting value and empowers users and families worldwide to learn, create, and thrive.”

Mr. Teng Li, Co-Chief Executive Officer of iHuman, stated, “Following the acquisitions announced earlier this year, All Knowledge and Perfect Lingo have continued to make progress in product innovation. At All Knowledge, we launched AI Tianti in support of China’s ‘AI Plus Education’ initiative, helping users of all ages apply, understand, and harness AI. We also introduced version 3.0 of News Critical Thinking, the first all-ages news product in the industry to pair video content with AI-powered exercises in critical thinking and expression. By guiding users through in-depth discussions on hot topics in current events, the program helps broaden their perspectives and sharpen their reasoning skills.

At Perfect Lingo, we continued to enhance our product and AI capabilities across a range of learning scenarios, creating a richer AI-driven experience on top of our core learning content. Drawing on a diverse body of learning materials, the new AI features give users AI-assisted read-aloud practice, grammar explanations, and applied exercises. We also developed more specialized and personalized AI agents for different English-learning scenarios, offering conversation, listening, reading, and writing exercises calibrated to each user’s proficiency level. Looking ahead, we will continue to deepen the integration of these strengths more closely into iHuman’s broader ecosystem, delivering richer, more intelligent, and more personalized learning experiences for our users, and creating long-term value for our shareholders.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “This quarter, we maintained investment in key priorities, including our product portfolio, AI innovation capabilities, and international expansion. While these investments weighed on our near-term financial performance, we believe they will strengthen our core capabilities, open new avenues for growth, and build a more resilient and sustainable business over the medium and long term. As part of these efforts, we continued to expand our product ecosystem and broaden our user reach through a more diverse mix of distribution channels and touchpoints. Most recently, we partnered with Xiaotiancai, a leading children’s smartwatch brand in China, to develop a smartwatch edition of the Liamiao English app. Designed around the lightweight, practical nature of smartwatch use, the app offers customized content focused on short-form vocabulary building and useful everyday expressions, allowing learners to fit English practice more easily into their daily routines. Since its launch in late June, the app has recorded more than one million downloads on the Xiaotiancai platform and received highly positive feedback from users. Beyond extending Liamiao English into new learning settings and reaching a broader audience, the launch demonstrates our ability to adapt our offerings across multiple device formats and enhance the user experience.”

Second Quarter 2026 Unaudited Financial Results1

Revenues

Revenues were RMB173.4 million (US$25.6 million), compared with RMB210.9 million in the same period last year. The decrease in revenues was primarily due to the decline in China’s newborn population and more conservative consumer spending.

Average total MAUs for the quarter were 20.72 million, compared with 23.97 million in the same period last year. The decrease in MAUs was primarily due to the decline in China’s newborn population.

Cost of Revenues

Cost of revenues was RMB62.2 million (US$9.2 million), compared with RMB70.3 million in the same period last year. The decrease in cost of revenues was primarily attributable to the decrease in revenues.

Gross Profit and Gross Margin

Gross profit was RMB111.2 million (US$16.4 million), compared with RMB140.6 million in the same period last year. Gross margin was 64.1%, compared with 66.7% in the same period last year.

Operating Expenses

Total operating expenses were RMB132.0 million (US$19.5 million), an increase of 7.9% from RMB122.3 million in the same period last year.

Research and development expenses were RMB56.4 million (US$8.3 million), compared with RMB54.4 million in the same period last year.

Sales and marketing expenses were RMB52.3 million (US$7.7 million), an increase of 17.2% from RMB44.6 million in the same period last year, primarily due to increased strategic spending on promotional activities and brand enhancement.

General and administrative expenses were RMB23.3 million (US$3.4 million), compared with RMB23.3 million in the same period last year.

Operating Income (Loss)

Operating loss was RMB20.8 million (US$3.1 million), compared with an operating income of RMB18.3 million in the same period last year.

Net Income (Loss)

Net loss was RMB17.5 million (US$2.6 million), compared with a net income of RMB30.7 million in the same period last year.

Basic and diluted net loss per ADS were RMB0.34 (US$0.05), compared with basic and diluted net income per ADS of RMB0.60 and RMB0.57, respectively, in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB231.5 million (US$34.1 million) as of June 30, 2026, compared with RMB245.1 million as of December 31, 2025.

Cash, Cash Equivalents and Short-term Investments

Cash, cash equivalents and short-term investments were RMB1,007.4 million (US$148.5 million) as of June 30, 2026, compared with RMB1,154.2 million as of December 31, 2025. The decrease was primarily due to the payment of annual bonuses, cash dividends, as well as the first installments of the considerations for acquisitions of All Knowledge and Perfect Lingo in the first half of the year.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026, which was RMB6.7851 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS as operating income (loss), net income (loss) and diluted net income (loss) per ADS excluding share-based compensation expenses, respectively. Adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools and may not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered knowledge and personal growth products. Backed by 30 years of experience serving children and families, iHuman combines cutting-edge technologies, a distinctive edutainment philosophy, and high-quality original content to help users expand their horizons, unlock their potential, and foster personal growth. The Company has built a comprehensive product ecosystem spanning interactive digital applications, smart devices, consumer products, and a popular, award-winning animation division. By integrating AI, machine learning, AR/VR, 3D engines, and big data analytics with meticulously crafted content, iHuman delivers engaging and highly personalized experiences for users of all ages, helping them acquire knowledge, develop skills, and enhance their overall capabilities. Through its rapidly expanding international presence, iHuman is cultivating a vibrant global user community and extending the reach of its products, content, and proprietary IPs to families and users around the world.

For more information about iHuman, please visit: https://ir.ihuman.com/

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86-10-5780-6606

E-mail: ir@ihuman.com

Christensen Advisory

Ms. Alice Li

Phone: +86-10-5900-1548

E-mail: ihumangroup@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	June 30,	June 30,
	2025	2026	2026
	Adjusted[1]
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,154,184	796,105	117,331
Short-term investments	-	211,286	31,140
Accounts receivable, net	49,576	38,753	5,711
Inventories, net	21,388	33,373	4,919
Amounts due from related parties	4,314	6,465	953
Prepayments and other current assets	86,043	93,114	13,721
Total current assets	1,315,505	1,179,096	173,775
Non-current assets
Property and equipment, net	2,705	3,405	502
Intangible assets, net	17,634	15,496	2,284
Operating lease right-of-use assets	11,586	8,472	1,249
Long-term investment	26,333	26,333	3,881
Other non-current assets	11,864	10,584	1,560
Total non-current assets	70,122	64,290	9,476
Total assets	1,385,627	1,243,386	183,251

LIABILITIES
Current liabilities
Accounts payable	27,852	18,575	2,738
Deferred revenue and customer advances	245,054	231,495	34,118
Amounts due to related parties	1,066	77,640	11,443
Accrued expenses and other current liabilities	119,385	75,464	11,122
Current operating lease liabilities	2,166	1,703	251
Total current liabilities	395,523	404,877	59,672
Non-current liabilities
Non-current operating lease liabilities	9,208	6,623	976
Total non-current liabilities	9,208	6,623	976
Total liabilities	404,731	411,500	60,648
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2025 and June 30, 2026; 125,122,382 Class A shares issued and 111,541,887 outstanding as of December 31, 2025; 125,122,382 Class A shares issued and 111,592,032 outstanding as of June 30, 2026; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2026; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2025 and June 30, 2026)	186	186	27
Additional paid-in capital	996,941	909,634	134,063
Treasury stock	(43,483)	(43,483)	(6,409)
Statutory reserves	8,463	8,463	1,247
Accumulated other comprehensive income	16,134	6,371	939
Retained earnings (accumulated deficit)	2,655	(49,285)	(7,264)
Total shareholders’ equity	980,896	831,886	122,603
Total liabilities and shareholders’ equity	1,385,627	1,243,386	183,251

1 As adjusted retrospectively to include the historical results of the All Knowledge business acquired by the Company in June 2026.

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	Adjusted[1]	Adjusted[1]			Adjusted[1]
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	210,912	195,556	173,378	25,553	431,865	368,934	54,373
Cost of revenues	(70,322)	(68,337)	(62,172)	(9,163)	(142,509)	(130,509)	(19,235)

Gross profit	140,590	127,219	111,206	16,390	289,356	238,425	35,138

Operating expenses
Research and development expenses	(54,431)	(58,534)	(56,377)	(8,309)	(111,506)	(114,911)	(16,936)
Sales and marketing expenses	(44,629)	(55,519)	(52,325)	(7,712)	(89,798)	(107,844)	(15,894)
General and administrative expenses	(23,277)	(26,827)	(23,289)	(3,432)	(49,888)	(50,116)	(7,386)
Total operating expenses	(122,337)	(140,880)	(131,991)	(19,453)	(251,192)	(272,871)	(40,216)
Operating income (loss)	18,253	(13,661)	(20,785)	(3,063)	38,164	(34,446)	(5,078)
Other income, net	14,794	14,658	3,283	484	22,829	17,941	2,644
Income (loss) before income taxes	33,047	997	(17,502)	(2,579)	60,993	(16,505)	(2,434)
Income tax expenses	(2,381)	(8)	(30)	(4)	(5,460)	(38)	(6)
Net income (loss)	30,666	989	(17,532)	(2,583)	55,533	(16,543)	(2,440)

Net income (loss) per ADS:
- Basic	0.60	0.02	(0.34)	(0.05)	1.08	(0.32)	(0.05)
- Diluted	0.57	0.02	(0.34)	(0.05)	1.03	(0.32)	(0.05)

Weighted average number of ADSs:
- Basic	51,395,308	51,109,944	51,115,945	51,115,945	51,640,464	51,112,961	51,112,961
- Diluted	53,478,410	53,060,129	51,115,945	51,115,945	53,679,910	51,112,961	51,112,961

Total share-based compensation expenses included in:
Cost of revenues	9	3	2	0	17	5	1
Research and development expenses	67	32	(9)	(1)	177	23	3
Sales and marketing expenses	16	(15)	(16)	(2)	32	(31)	(5)
General and administrative expenses	(5)	28	19	3	99	47	7

1 As adjusted retrospectively to include the historical results of the All Knowledge business acquired by the Company in June 2026.

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2025	2026	2026	2026	2025	2026	2026
	Adjusted[1]	Adjusted[1]			Adjusted[1]
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income (loss)	18,253	(13,661)	(20,785)	(3,063)	38,164	(34,446)	(5,078)
Share-based compensation expenses	87	48	(4)	(0)	325	44	6
Adjusted operating income (loss)	18,340	(13,613)	(20,789)	(3,063)	38,489	(34,402)	(5,072)

Net income (loss)	30,666	989	(17,532)	(2,583)	55,533	(16,543)	(2,440)
Share-based compensation expenses	87	48	(4)	(0)	325	44	6
Adjusted net income (loss)	30,753	1,037	(17,536)	(2,583)	55,858	(16,499)	(2,434)

Diluted net income (loss) per ADS	0.57	0.02	(0.34)	(0.05)	1.03	(0.32)	(0.05)
Impact of non-GAAP adjustments	0.01	0.00	0.00	0.00	0.01	0.00	0.00
Adjusted diluted net income (loss) per ADS	0.58	0.02	(0.34)	(0.05)	1.04	(0.32)	(0.05)

Weighted average number of ADSs – diluted	53,478,410	53,060,129	51,115,945	51,115,945	53,679,910	51,112,961	51,112,961
Weighted average number of ADSs – adjusted	53,478,410	53,060,129	51,115,945	51,115,945	53,679,910	51,112,961	51,112,961

1 As adjusted retrospectively to include the historical results of the All Knowledge business acquired by the Company in June 2026.